# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newegg Commerce, Inc., CIK 0001474627
CUSIP: G6483G100
Title of class of securities: Common Shares, par value $0.43696
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, California (CA), 91765
Date of event which requires filing of this statement: 03/25/2026
Filed by CIK 0001971269
Persons authorized to receive notices and communications: Fred Chang, 21688 Gateway Center Dr., Suite 300, Diamond Bar, California (CA), 91765, (562) 884-8829; Lee Cheng Buchalter, LLP, 18400 Von Karman Avenue, Suite 800, Irvine, California (CA), 92612, (949) 760-1121

## Reporting persons
- Fred Faching Chang (CIK 0001869115): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,689,596; shared voting power 0; sole dispositive power 4,689,596; shared dispositive power 0; aggregate amount beneficially owned 4,689,596 (22.4% of the class)
  Comment: (1) Consists of (i) 407,927 shares are owned by Fred Faching Chang, (ii) 3,434,433 shares are owned by Tekhill USA LLC; (iii) 450,000 shares are owned by Nabal Spring, LLC; and (iv) stock options exercisable for 397,236 Common Shares at an exercise price of $23.80 per share held by Fred Faching Chang. Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA LLC and Nabal Spring, LLC, as well as his options.
  (2) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,966,480 Common Shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on October 14, 2025.
- Tekhill USA LLC (CIK 0001971269): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 3,434,433; shared voting power 0; sole dispositive power 3,434,433; shared dispositive power 0; aggregate amount beneficially owned 3,434,433 (16.4% of the class)
  Comment: (1) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,966,480 Common Shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on October 14, 2025.
- Nabal Spring, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 450,000; shared voting power 0; sole dispositive power 450,000; shared dispositive power 0; aggregate amount beneficially owned 450,000 (2.1% of the class)
  Comment: (1) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,966,480 Common Shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on October 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.43696
Name of issuer: Newegg Commerce, Inc.
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, California (CA), 91765
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statements on Schedule 13D filed on July 20, 2021 (the "Initial Statement"), as amended by Amendment No. 1 to Initial Statement dated December 17, 2024, and as amended by Amendment No. 2 to Initial Statement dated October 17, 2025 (the "Schedule 13D") by the Reporting Persons (as defined below) and relates to the common shares, par value $0.43696 per share (the "Common Shares"), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer") to report certain changes in the Reporting Persons' plans and intentions with respect to potential dispositions of the Common Shares, as described in Item 4 below. The principal executive office of the Issuer is located at 21688 Gateway Center Dr. Suite 300, Diamond Bar, CA 91765. The Issuer's Common Shares are listed on the NASDAQ Capital Market under the symbol "NEGG." Except as otherwise provided herein, each item of the Initial Statement, as amended by Amendment No. 2, remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is unchanged and is incorporated herein by reference.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: See Item 2(a).
Civil proceedings (securities laws) in the last five years: See Item 2(a).
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) On or about February 18, 2026, Tekhill USA LLC ("Tekhill") delivered a right of first refusal notice (the "ROFR Notice") pursuant to Section 1.03 of the Amended and Restated Shareholders Agreement, dated as of May 19, 2021, by and among Fred Faching Chang, the Issuer, and certain other shareholders of the Issuer, as amended (the "Shareholders Agreement"), to the Issuer and each of the Principal Shareholders (as defined in the Shareholders Agreement). The ROFR Notice related to proposed sales by Tekhill of up to 1,000,000 Common Shares, in open‑market transactions on the NASDAQ Stock Market. All applicable ROFR Exercise Periods (as defined in the Shareholders Agreement) expired on March 25, 2026. Accordingly, Tekhill may effect the sale of up to 1,000,000 Common Shares in open‑market transactions on the NASDAQ Stock Market within 60 days following March 25, 2026, subject to applicable Insider Trading Policies of the Issuer.

The description of the ROFR Notice is qualified in its entirety by the actual terms of thereof.

In addition, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Reporting Persons, the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to sell some or all of the securities it now holds or hereafter acquires in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may from time to time engage advisors, including broker-dealers, to assist the Reporting Persons in assessing the foregoing considerations or facilitate sales.

Subject to the foregoing, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based on 20,966,480 Common Shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on October 14, 2025.
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
There are no updates to the previous disclosures with respect to Item 6 except as set forth below and in Item 4 of this Schedule 13D/A.

Mr. Chang is the "Minority Representative" under the Amended and Restated Memorandum and Articles of Association of the Issuer ("M&AA"), which gives Mr. Chang the power to appoint and replace up to two members of the Board of Directors of the Issuer (the "Board"), of each of the Issuer's subsidiaries, and of each committee of any such board. The M&AA is included as Exhibit 2 to this Schedule 13D. Based on Mr. Chang's request dated October 14, 2025, the Issuer announced on November 21, 2025 that, Mr. Chang in his capacity as the Minority Representative, has (i) appointed himself to the Board as one of two Board appointees that the Minority Representative is entitled to make to the Board pursuant to Article 8.1(i) of the M&AA; and (ii) designated himself as the Primary Minority Board Appointee pursuant to Article 8.1(iv) of the M&AA.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated July 20, 2021, by and among the Reporting Persons (incorporated by reference to Initial Statement filed by the Reporting Persons on July 20, 2021)
2 Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 of the Issuer's Form 6-K dated April 7, 2025)
3 Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form F-4/A filed with the Commission on April 1, 2021)
4 First Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 1.1. of the Issuer's Form 6-K dated April 28, 2022)
5 Second Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.3 of the Issuer's Form 6-K dated September 2, 2022)
6 Third Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.1 of the Issuer's Form 6-K dated August 15, 2025)

## Signatures
- Fred Faching Chang: /s/ Fred Chang, Fred Chang (03/31/2026)
- Tekhill USA LLC: /s/ Fred Chang, Manager (03/31/2026)
- Nabal Spring, LLC: /s/ Fred Chang, Manager (03/31/2026)